Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Experfy, Inc.
1700 West Park Drive Suite 190
Westborough, MA 01581
http://www.experfy.com

Up to $4,999,997.97 in Common Stock at $4.51
Minimum Target Amount: $14,995.75

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Experfy, Inc.
Address: 1700 West Park Drive Suite 190, Westborough, MA 01581
State of Incorporation: DE
Date Incorporated: April 20, 2010

Terms:

Equity

Offering Minimum: $14,995.75 | 3,325 shares of Common Stock
Offering Maximum: $4,999,997.97 | 1,108,647 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.51
Minimum Investment Amount (per investor): $396.88

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

As you are a Previous Investor in Experfy, you are eligible for 5% bonus shares.

Time-Based Perks

Early Bird 1 — Invest $1,000+ within the first 2 weeks and receive 8% bonus shares.

Early Bird 2 — Invest $5,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 3 — Invest $15,000+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 4 — Invest $50,000+ within the first 2 weeks and receive 20% bonus shares.

Flash Perk — Invest $5,000+ between Day 35 and Day 40 and receive 10% bonus shares.

Blitz Perk — Invest $5,000+ between Day 60 and Day 65 and receive 10% bonus shares.

Amount-Based Perks

Tier 1 — Invest $5,000+ and receive 5% bonus shares.

Tier 2 — Invest $10,000+ and receive 8% bonus shares.

Tier 3 — Invest $20,000+ and receive 10% bonus shares.

Tier 4 — Invest $50,000+ and receive 15% bonus shares.

Tier 5 — Invest $100,000+ and receive 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Experfy, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.51 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $451. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Experfy, launched in Harvard Innovation Lab in 2014, has evolved from one of the largest data science talent marketplaces into a pioneering SaaS platform. Specializing in AI-driven talent acquisition, Experfy connects top-tier talent in emerging technologies with major clients such as Deloitte, the U.S. Department of Defense, and Mayo Clinic.

Business Model

Experfy generates revenue through its SaaS platform, offering advanced AI-powered solutions for talent acquisition and management. The platform includes features such as Talent Stream for candidate relationship management, Talent Recruit for applicant tracking, and Career Studio for companies to create customized versions of Experfy. Experfy's TalentClouds allow clients to build and manage their own talent pools, streamlining the recruitment process and significantly reducing time-to-hire.

Intellectual Property

Experfy leverages proprietary AI algorithms and a robust data infrastructure to power its TalentClouds and recruitment solutions. The platform's unique AI-driven capabilities for sourcing and matching candidates, along with comprehensive analytics and workflow automation, constitute its core intellectual property. These innovations are continually enhanced to maintain a competitive edge in the rapidly evolving field of AI-driven talent acquisition.

Corporate Structure

Experfy, Inc. was initially organized as Academic Room, Inc., a Delaware corporation on 4/20/2010 and underwent a name change on 12/23/2013.

Competitors and Industry

Competitors

Experfy operates in a competitive landscape that includes traditional applicant tracking systems (ATS) and emerging AI-driven recruitment platforms. Key competitors include LinkedIn Talent Solutions, Indeed, and Upwork. However, Experfy differentiates itself through its focus on AI-powered talent clouds and a comprehensive suite of tools that streamline the entire recruitment process, offering unparalleled efficiency and accuracy in hiring top-tier talent.

Industry

The talent acquisition industry is undergoing significant transformation, driven by advancements in AI and the increasing demand for specialized skills in emerging technologies. The global applicant tracking system market was valued at $2.3 billion in 2021 and is expected to reach $3.2 billion by 2026, growing at a CAGR of 6.7% We believe Experfy is positioned at the forefront of this shift, providing innovative solutions that address the challenges of modern recruitment and meet the needs of a growing market.

Current Stage and Roadmap

Current Stage

Experfy is in a growth phase, with a solid product offering and a proven track record. The company has secured major clients and strategic agreements, including a $20 million deal with Deloitte for the use of Experfy's platform. With significant revenue and a growing customer base, Experfy is focused on expanding its market presence and enhancing its platform to better serve its clients.

Future Roadmap

Over the next few years, Experfy plans to expand its sales and marketing efforts, enhance its product functionality, and integrate with third-party platforms to support strategic partnerships. The development of a no-code/low-code platform and the enhancement of AI and machine learning capabilities are key priorities. Experfy aims to further innovate its talent acquisition solutions and maintain its position as a leader in the industry.

The Team

Officers and Directors

Name: Harpreet Singh

Harpreet Singh's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Co-CEO, Director, acting Principal Accounting Officer
  Dates of Service: January, 2014 - Present
  Responsibilities: Harpreet is in charge of the company's overall strategy and growth. He receives an annual salary of $200,000 and owns 45% of the company's equity. Harpreet will be providing Form C sign-off as the Company's Principal Accounting Officer.

Other business experience in the past three years:

- Employer: Expercoin LLC
  Title: Director
  Dates of Service: January, 2018 - Present
  Responsibilities: Harpreet is researching the blockchain space.

Name: Sarabjot Kaur

Sarabjot Kaur's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Co-CEO, Secretary, Director
  Dates of Service: January, 2014 - Present
  Responsibilities: Sarabjot holds overall responsibility toward strategy and direction of the company when it comes to both product and marketing. She receives an annual salary of $200,000 and owns 45% of the company's equity.

Name: Mika Holman

Mika Holman 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director and Head of Operations
  Dates of Service: January, 2022 - Present
  Responsibilities: Mika holds the responsibility toward the operations of Experfy, including talent pipelining and client management. She receives an annual salary of $75,000.

Other business experience in the past three years:

- Employer: 1st Choice Personnel
  Title: Business Development Manager & Full Cycle Recruiter
  Dates of Service: August, 2015 - December, 2021

Responsibilities: Mika has overall responsibility toward the operations of 1st Choice Personnel, including talent pipelining and client management.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Company is managed by two co-CEOs who make decisions by consensus.
While this structure aims to leverage the strengths and perspectives of both executives, it presents certain risks that investors should consider. If the co-CEOs are unable to reach an agreement on a significant business decision, a deadlock may occur. Should a deadlock arise, the decision will be escalated to our board of directors, composed of three members, who will vote to break the tie.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Harpreet Singh	5,000,000	Common Stock	49.83%
Sarabjot Kaur	5,000,000	Common Stock	49.83%

The Company's Securities

The Company has authorized Common Stock, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,108,647 of Common Stock.

Common Stock

The amount of security authorized is 17,857,143 with a total of 10,463,000 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 201,425 shares to be issued pursuant to stock options, reserved but unissued. The total amount outstanding also includes 226,575 shares pursuant to stock options issued.

Please see Exhibit F of the Offering Memorandum for a complete breakdown of the rights and preferences associated with the Company's Common Stock.

Liquidation Rights.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1 of the Amended & Restated Articles, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

Series Seed Preferred Stock

The amount of security authorized is 2,142,857 with a total of 602,822 outstanding.

Voting Rights

1 vote per share.

Material Rights

Please see Exhibit F of the Offering Memorandum to the Form C for a complete breakdown of the rights and preferences associated with the Company's Series Seed Preferred Stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined in the Amended & Restated Articles), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 of the Amended & Restated Articles immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under Section 1.1 of the Amended & Restated Articles, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Conversion Rights

Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "Conversion Price" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in the Amended and Restated Articles.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended May 31, 2024 compared to year ended May 31, 2023

Revenue

Revenue in FY 2024 was $9.3M compared to $9.4M in 2023. We were able to expand our relationship with more profitable clients, increasing our gross profit 3 times than the year before.

Operating Expenses

Expenses in FY 2024 were $959K compared to $2.4M in 2023. We were able to reduce the size of our engineering team and streamline operations to achieve greater efficiency.

Cost of Sales

Cost of sales in FY 2024 were $6.1M compared to $8.4M in 2023. This is a result of expanding our relationship with more profitable clients.

Historical results and cash flows:

The Company is currently in the growth stage and generating revenue. We are at the tail end of product development.

We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are seeing an increase of revenue every month and are raising funds for additional business development. Past cash was primarily generated through sales. We aim to continue to increase revenue month over month. The company seeks to invest in sales and marketing functions, which will require the use of capital raised. There are no specific challenges, but talent acquisition business is often impacted by the economic cycles.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2024, the Company has capital resources available in the form of $210,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. Our sales activity can ensure that the company continues to operate and grow.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $49,906,857.22

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The Company determined its pre-money valuation by multiplying its 2023 revenue by a derived multiplier.

Use of Proceeds

If we raise the Target Offering Amount of $14,995.75 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $4,999,997.97, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Sales and Marketing
  70.5%
  We plan to expand business development efforts and build a robust sales engine to support growth.

- Enhanced product functionality with no-code / low-code platform
  8.0%
  Experfy has seen a major inflection point, driven by the success of its TalentCloud Platform to support Deloitte's growing activity. However, the platform was monolithic and lacked multi-tenancy. This led our development team to build the next generation (Version 3) of the platform on a microservices architecture. The v3 is envisioned as a "no-code" platform and also has the capability to license and monetize each feature and offering separately. To support our strategic partnerships with HRIS, VMS, RPO and MSP providers, we would need to invest further in our integration efforts with third-party platforms and data services.

- Enhancement of Artificial Intelligence and Machine Learning capability to expand use-cases
  8.0%
  Experfy Studio will have the capability to create Talent Cloud Career Portal. With our CMS providing Shopify-like ease and no-code architecture, we plan to add capability to spin off external as well internal two-sides gig marketplaces for any customer. This will enable us to build talent intelligence suite on top of total talent layer (internal + external talent), thereby venturing into the internal mobility space as well.

- Enrichment and monetization of our internal database consisting of hundreds of millions of profiles
  8.0%

Experfy will provide direct sourcing capabilities through its ATS, and the industry's first TalentCloud Career Portal. Our clients will be able to see matching candidates next to their jobs and purchase credits to contact these candidates. As the direct sourcing offering becomes more mature and we begin to meet the needs of the hundreds of millions of our database profiles, we expect we will be able to offer this as a standalone offering.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than September 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.experfy.com (https://resources.experfy.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/experfy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Experfy, Inc.

[See attached]

EXPERFY, INC.
FINANCIAL STATEMENTS
As of May 31, 2023 and May 31, 2024
With Independent Auditor's Opinion



Auditor(s)
Faiza Mehmood
FM Financial Services LLC
77 Sugar Creek, Suite 600
Sugar Land, Texas

Info@fmfinancialservicesllc.com

Table of Content	Page #



FM Financial Services

YOUR TRUSTED FINANCIAL PARTNER.

Report on the Audit of the Financial Statements

To the Shareholders of,
Experfy, Inc.

Opinion

We have audited the financial statements of Experfy Inc. which comprise the balance sheet as of May 31, 2024, and May 31, 2023, and the related statements of operations, changes in stockholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Experfy, Inc. as of May 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Experfy Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Experfy Inc.'s ability to continue as a going concern for one year after the date that the financial statements are issued or when applicable, one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
Exercise professional judgment and maintain professional skepticism throughout the audit.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not to express an opinion on the effectiveness of Experfy Inc.'s internal control. Accordingly, no such opinion is expressed.

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements. We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

FAIZA MEHMOOD - 123730

FM FINANCIAL SERVICES LLC

77 Sugar Creek, Suite 600, Sugar Land
77978, USA
Date: November 15, 2024

EXPERFY INC.
BALANCE SHEET
AS OF MAY 31, 2023 and MAY 31, 2024

	2024 US Dollars	2023 US Dollars
ASSETS		
Current Assets		
Cash and Cash Equivalents	471,085	877,165
Accounts Receivable	508,783	14,473
Prepaid Expenses	-	2,466
Total Current Assets	**979,868**	**894,104**
Non-Current Assets		
Equipment and Furniture (Net)	9,076	11,148
Total Non-Current Assets	**9,076**	**11,148**
Other Assets		
Right to use Assets	17,427	46,537
Total Other Assets	**17,427**	**46,537**
TOTAL ASSETS	**1,006,372**	**951,788**
LIABILITIES & EQUITY		
Current Liabilities		
Accounts Payable and other Accrued Liabilities	16,796	83,194
Operating Lease Liability - Current Portion	17,427	29,109
Current Portion of Deferred Revenue	-	192,667
Total Current Liabilities	**34,223**	**304,971**
Non-Current Liabilities		
Deferred Revenue	-	1,926,666
Operating Lease Liability - Net of Current Portion	-	17,427
Total Non-Current Assets	**-**	**1,944,093**
Total Liabilities	**34,223**	**951,788**
Equity		
Common Stock - 17,857,143 Authorized Shares (Par Value 0.001)		
Issued and Outstanding (10,035,000)	10,035	10,035
Series Seed Preferred Stock - 2,142,857 Authorized Shares (Par Value 0.001)		
Issued and Outstanding (602,822)	603	603
Additional Paid in Capital	10,064,893	9,986,311
Retained Earnings	(9,103,384)	(9,909,991)
Total Equity	**972,147**	**86,957**
TOTAL LIABILITIES & OWNER'S EQUITY	**1,006,371**	**1,038,745**

Accompanying footnotes are the integral part of the financial Statements

EXPERFY INC.
Statement of Operations
AS OF MAY 31, 2022 and MAY 31, 2023

	2024 US Dollars	2023 US dollars
REVENUE		
Revenue (Net)	9,328,907	9,436,286
Total Revenue	**9,328,907**	**9,436,286**
Cost of Sales	6,153,544	8,416,856
Gross Profit	**3,175,363**	**1,019,431**
Operational Expenses		
Sales and Marketing Expenses	40,327	168,958
Administrative Expenses	918,765	2,260,135
Total Operational Expenses	**959,092**	**2,429,094**
Net Profit/(Loss) before Tax	2,216,271	(1,409,663)
Net Profit and Loss	**2,216,271**	**(1,409,663)**
Weighted Average number of shares	*10,035,000*	*10,035,000*
Diluted number of Shares	*10,498,000*	*10,498,000*

Accompanying footnotes are the integral part of the financial Statements


Experfy Inc.
Changes in Shareholders Equity
As of May 31, 2024


	Common shares	Common stock at Par	Preferred Stock Seed Series	PS At Par	Paid in Capital (APIC)	Retained Earnings	Total
As of May 31, 2020	10,035,000	$ 10,035	602,822	$ 603	$ 9,841,316	$ (4,291,267)	$ 5,560,687
Additional Capital					$ 144,995		$ 144,995
Net loss						$ (2,979,415)	$ (2,979,415)
As of May 31, 2021	10,035,000	$ 10,035	602,822	$ 603	$ 9,986,311	$ (7,270,682)	$ 2,726,267
Net Loss						$ (2,639,309)	$ (2,639,309)
As of May 31, 2022	10,035,000	$ 10,035	602,822	$ 603	$ 9,986,311	$ (9,909,991)	$ 86,958
							$ -
Net Profit/ (Loss)						$ (1,409,663)	$ (1,409,663)
As of May 31, 2023	10,035,000	$ 10,035	602,822	$ 603	$ 9,986,311	$ (11,319,654)	$ (1,322,705)
Other Equity Adjustments					$ 78,582.00		
Net Profit /(Loss)						$ 2,216,271	$ 2,216,271
As of May 31, 2023	10,035,000	$ 10,035	602,822	$ 603	$ 10,064,893	$ (9,103,384)	$ 972,147

Accompanying footnotes are the integral part of the financial Statements

EXPERFY INC.
Statement of Cash Flow
AS OF MAY 31, 2024

Cash Flow from Operating Activities		
Net Income	$	2,216,271
Non-Cash Adjustments		55,225
Increase in Accounts Receivable		(494,310)
Decrease in Prepaid Expenses		2,466
Decrease in Accrued Liabilities		(66,398)
Deferred Revenue		(2,119,333)
Change in Operating Lease assets		
Change in Operating Lease Liabilities		
Net Cash from Operating Activities		**(406,080)**
Cash Flow from investing Activities		
Right to use Assets		(29,110)
Operating Lease Liabilities		29,110
Net Cash from investing Activities	$	**-**
Net Cash Generated during the Period		**(406,080)**
Cash at the beginning of period	$	877,165
Cash at the end of Period	$	**471,085**

Accompanying footnotes are the integral part of the financial Statements

EXPERFY, INC
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF THE ENTITY

Formed as a Delaware corporation in 2010, Experfy, Inc. ("Experfy") has been operating a software platform connecting specialists and service providers, including software engineers and developers, with clients and customers. At the time of its formation, Experfy issued 500,000 shares of common stock to Harpreet Singh and 500,000 shares of common stock to Sarabjot Kaur. From the time of its formation until its first financing round in February 2015, they were the only shareholders of Experfy.

Experfy operates as a marketplace and platform for service providers and technical specialists to connect with companies and others in need of their services. Experfy has developed a unique algorithm and network of expert talent focused on data science including crowdsourced solutions and development of courseware.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES GENERAL ACCOUNTING PRACTICES –
Basis of Presentation

The company adheres to GAAP accrual accounting principles, whereby revenue is recognized upon earning, and expenses are recorded upon their incurrence, regardless of the timing of cash receipts and payments.

Management actively oversees day-to-day operations and has established an internal control system to monitor the responsibilities of staff across various departments, aimed at safeguarding company assets.

Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Significant areas where estimation uncertainty exists include:

Depreciation and Amortization: The determination of useful lives and residual values of property, plant, and equipment (PPE), as well as intangible assets, impacts the calculation of depreciation and amortization expenses.

Allowance for Doubtful Accounts: Management's estimation of the allowance for doubtful accounts affects the reported amounts of accounts receivable and the corresponding bad debt expense.

Inventory Valuation: Estimating the net realizable value of inventory and potential obsolescence requires management judgment, impacting the valuation of inventories and cost of goods sold.

Fair Value Measurements: The fair value of financial instruments, investments, and other assets and liabilities involves significant estimation uncertainty, particularly in the absence of quoted market prices.

Income Taxes: Estimation of current and deferred income tax assets and liabilities, including uncertain tax positions, requires management to assess the probability of future taxable income and the application of tax laws and regulations.

Deferred Revenue: The Company recognizes deferred revenue for amounts received in advance of the performance of contractual obligations. The process of recognizing deferred revenue involves significant management judgment and the use of estimates, particularly in the following areas:

Identification of Performance Obligations: Management evaluates customer contracts to identify distinct performance obligations. This evaluation requires judgment to determine whether goods or services are separately identifiable and represent distinct deliverables under the contract terms.

Timing of Revenue Recognition: Deferred revenue is recognized as revenue when the associated performance obligations are satisfied, which may involve estimates regarding the timing of delivery or service completion. In cases of multi-period obligations, management estimates the proportion of the obligation satisfied during the reporting period.

Variable Consideration: Contracts that include discounts, refunds, or other variable elements require estimates to account for the impact of such considerations on the total transaction price. These estimates are updated periodically based on historical experience and the latest available information.

Allocation of Transaction Price: In contracts with multiple performance obligations, management estimates the standalone selling price of each obligation to allocate the transaction price appropriately. This requires significant judgment, particularly when observable selling prices are not available.

Contingent Liabilities: Management evaluates the likelihood and potential magnitude of contingent liabilities arising from pending litigation, environmental remediation, or other uncertain events, impacting the disclosure of such matters in the financial statements.

These estimates and assumptions are inherently subjective and may differ from actual results, leading to adjustments in future periods. Management exercises judgment in determining these estimates based on historical experience, industry trends, and other relevant factors. However, actual results may vary from these estimates, and such variations could have a material impact on the financial position and operating results of the company.

As auditors, we evaluate the reasonableness of these estimates and consider their potential impact on the financial statements, assuring their fairness and compliance with GAAP.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include cash on hand and cash in checking, clearing accounts, and savings accounts with banks. All unrestricted liquid short-term investments and certificates of deposit with a maturity of three months or less are considered cash equivalents. The Company maintains its cash accounts at major financial institutions that are guaranteed by the Federal Deposit Insurance Corporations ("FDIC") up to $250,000. At times, the cash balance may be more than the amounts insured by the FDIC. As of May 31, 2024, and May 31, 2023, the Company has a balance exceeding the insured level.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. Depreciation is recorded using the straight-line method, based on the useful lives of the assets. Depreciation expenses as of May 31, 2024, and 2023, are $2,269 and $4,922, respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the way the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of May 31, 2024, and May 31, 2023.

Leases

In February 2016, the FASB issued an Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) requiring lessees to recognize most leases on their Balance Sheet as operating lease liabilities with corresponding operating lease right-of-use assets and financing lease liabilities with corresponding financing lease right-of-use assets and to disclose key information about lease arrangements. Recognition of expenses on the Statement of Income and Retained Earnings continues in a manner like the previous guidance. The Company adopted this guidance as of and for the year ended May 31, 2022.

Financing and Capital Structure

At the time of its formation, Experfy issued 500,000 shares of common stock to Harpreet Singh and 500,000 shares of common stock to Sarabjot Kaur. At the time of its formation until its first financing round in February 2015, Mr. Singh and Ms. Sarabjot Kaur were the only shareholders of Experfy.

A. Financing Round in February 2015

In February 2015, Experfy sold 2,071,609 shares of preferred stock ("**Seed Preferred**") to approximately 40 investors at $0.70 per share, for a total amount of $1,450,126.30. Mr. Singh and Ms. Kaur received an additional 4,500,000 shares of common stock each, bringing their total shareholding to 5,000,000 shares of common stock. By mid-2018, having raised no additional funds, Experfy was seeking additional financing and exploring strategic options.

B. Deloitte Agreements: General

In 2019, Experfy and Deloitte LLP ("**Deloitte**") negotiated terms for an investment and long-term service contract by Deloitte. Deloitte was already using the services of Experfy but was seeking to more closely integrate Experfy's business into Deloitte's consulting services. On June 3, 2019, Experfy and Deloitte executed an agreement, including both service and investment components (the "Deloitte Agreements"). Deloitte invested $20,000,000 in Experfy (the "Deloitte Payment").

Under the Collaboration Agreement between Experfy and Deloitte, Experfy effectively waives this commission for services provided for Deloitte. Experfy agreed to provide services to Deloitte and Deloitte's U.S. affiliates at a cost equal to the amount Experfy pays to the service provider.

Under a Referral Fee Agreement, Experfy agreed to pay a commission to Deloitte for all business referred to Experfy by Deloitte and its U.S. affiliates.

While Deloitte acquired no stock in Experfy, it acquired equity-like rights. Under the Collaboration Agreement, Deloitte has the right to a "Qualifying Event Payment." A Qualifying Event Payment is equal to 10% of the fair market value of Experfy at the time of a "Qualifying Event". A Qualifying Event is defined as a liquidity event including an asset sale, a merger, an IPO, or a similar change of control event. Under the Collaboration Agreement, Deloitte has a right of first offer ("**ROFO**") for any Qualifying Event. Under the ROFO, before it can enter into a Qualifying Event, Experfy must first provide Deloitte the right to enter into the same transaction on the same terms for 60 days.

The Deloitte Payment was allocated to a capital contribution and a prepayment for services based on the fair market value of each component of what it received in the Deloitte Agreements. Based on Experfy's valuation, Experfy has a total pre-investment value of $171 million. In exchange for its payment, Deloitte received an equity interest in Experfy essentially equivalent to a 10% stock interest. Experfy obtained a valuation report that shows a total equity value for Experfy of $171 million immediately before the Deloitte Agreements on May 31, 2019.

Based on this, the portion of the Deloitte Payment to be allocated to a contribution to capital should arguably be 10% of the value of Experfy, or approximately $17 million. The remaining portion was allocated to a prepayment for services, or $3 million.

During the current fiscal year, service utilization by Deloitte on Experfy's platform was lower than in previous periods. Considering these circumstances, Management reassessed the deferred revenue balance and concluded that the remaining deferred revenue of $2,119,333 no longer represents future performance obligations. Consequently, the entire balance was recognized as income during the year ended May 31, 2024, in accordance with applicable accounting standards.

D. Experfy Tender Offer

In July 2019, Experfy launched a tender offer for the Seed Preferred stock at $1.25 per share, compared to the initial price of $0.70 per share. This price implied a market capitalization for Experfy of approximately $15,090,000.2 At the time of the tender offer, Harpreet Singh owned 5,000,000 common shares and his wife Sarabjot Kaur owned them.
5,000,000 common shares. A variety of investors owned 2,071,609 Seed Preferred shares of Experfy. In addition, there were 368,475 options and RSUs outstanding under Experfy's equity incentive plan. Investors redeemed 1,468,787 shares in the tender offer for $1,835,984, leaving 602,822 Seed Preferred shares outstanding. Following the tender offer, Experfy could distribute up to an additional $8,164,016 to its shareholders.

Shares outstanding as of May 31, 2024

Common Stock (Par Value $0.001)

May 21, 2010	1,000,000
New Issuance	9,000,000
As of May 31, 2015	**10,000,000**
New Issuance	35,000
May 31, 2023	**10,035,000**
May 31, 2024	**10,035,000**

Preferred Stock (Par Value $0.001)

New Issuance	2,071,609
May 31, 2015	**2,071,609**
Redemption	(1,468,787)
May 31, 2019	**602,822**
May 31, 2024	**602,822**

Unearned Revenue

The Deloitte Payment was allocated between a capital contribution and a prepayment for services based on the fair market value of the components outlined in the Deloitte Agreements. Experfy's valuation report indicated a total pre-investment equity value of $171 million as of May 31, 2019. Based on this valuation, Deloitte received an equity interest in Experfy equivalent to 10%, resulting in the allocation of $17 million of the Deloitte Payment as a contribution to capital. The remaining $3 million was allocated as a prepayment for services to be rendered.

Of the $3 million prepayment, approximately $200,000 was included in income in Experfy's tax year ending May 31, 2020, with subsequent amounts recognized as revenue based on Deloitte's utilization of services.

During the current fiscal year, service utilization by Deloitte on Experfy's platform was lower than in previous periods. Considering these circumstances, Management reassessed the deferred revenue balance and concluded that the remaining deferred revenue of $2,119,333 no longer represents future performance obligations. Consequently, the entire balance was recognized as income during the year ended May 31, 2024, in accordance with applicable accounting standards.

This approach reflects Management's best estimate of the economic realities underlying the Deloitte Agreements and ensures compliance with revenue recognition principles.

Income Taxes

Up to February 2015, Experfy was classified as an S-Corporation. To maintain its classification, among other requirements, an S-Corporation may have only certain types of shareholders. C-Corporations, partnerships, and non-US individuals may not be shareholders of an S-Corporation. Because the preferred stock investors included disqualified shareholders, in February 2015, Experfy automatically converted from an S- Corporation to a C- Corporation.

The Company is required to account for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances more than the federally insured limits.

<u>Revenue Recognition</u>

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers**.**

Revenues are recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

- Identify the contract with a customer.
- Identify the performance obligations in the contract.
- Determine the transaction price.
- Allocate the transaction price to performance obligations in the contract.
- Recognize revenue as the performance obligation is satisfied.

Experfy operates as a marketplace and platform for service providers and technical specialists to connect with companies and others in need of their services. Experfy has developed a unique algorithm and network of expert talent focused on data science including crowdsourced solutions and development of courseware.

Among other solutions, Experfy helps connect software engineers and developers with organizations that find it challenging to stay current with technology and software solutions.

Under the Deloitte agreement, Experfy provides services to Deloitte on a cost Basis and Revenue is equal to cost. Experfy allocates a portion of Unearned revenue each year to amortize the revenue over the period of 15 years on a straight-line basis.

These estimates and assumptions are inherently subjective and may differ from actual results, leading to adjustments in future periods. Management exercises judgment in determining these estimates based on historical experience, industry trends, and other relevant factors. However, actual results may vary from these estimates, and such variations could have a material impact on the financial position and operating results of the company.

As auditors, we evaluate the reasonableness of these estimates and consider their potential impact on the financial statements, assuring their fairness and compliance with GAAP.

This approach reflects Management's best estimate of the economic realities underlying the Deloitte Agreements and ensures compliance with revenue recognition principles.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended May 31, 2024, and May 31, 2023, are $40,327 and $168,958, respectively which are included in sales and marketing expenses.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that require organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard is effective for fiscal years beginning after May 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a few ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) do not apply to us, or (iv) are not expected to have a significant impact on our financial statements.

Lease

In February 2016, the FASB issued an Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) requiring lessees to recognize most leases on their Balance Sheet as operating lease liabilities with corresponding operating lease right-of-use assets and financing lease liabilities with corresponding financing lease right-of-use assets and to disclose key information about lease arrangements. Recognition of expenses on the Statement of Income and Retained Earnings continues like previous guidance. The Company adopted this guidance as of and for the year ended May 31, 2022

In connection with the new lease guidance, the Company completed a comprehensive review of its lease arrangements to determine the impact of this ASU on its financial statements and related disclosures.

The Company adopted Topic 842 using the modified retrospective transition approach with an adjustment that recognized "Operating lease right-of-use assets," "Operating lease liabilities, current portion," "Operating lease liabilities, net of current portion," "Financing lease right-of-use assets," "Financing lease liabilities, current portion" and "Financing lease liabilities, net of current portion" on the Balance Sheet as of June 1, 2022. Adoption of the new lease standard resulted in the recognition of operating lease liabilities and associated operating lease right-of-use assets and financing lease liabilities and associated financing lease right-of-use assets respectively.

There was no material impact on the Statement of Operation and Retained Earnings or Statement of Cash Flows as a result of adoption. See Note 9 for further information on the impact of adopting the new lease standard.

Operating Lease

The determination of whether an arrangement is a lease is made at the lease's inception. Under Topic 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Right-of-use assets represent a Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments. Operating and financing lease right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Since the Company's lease does not provide an implicit rate, the Company uses its risk-free rate, as permitted by ASU No. 2021-09, Leases (Topic 842): Discount Rates for Lessees That Are Not Public Business Entities. Operating and financing lease right-of-use assets also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company leases office space for 72 months under operating that will Expire on December 31, 2024. The following table summarizes the location of lease-related costs in the Statement of Income and Retained Earnings for the year ended May 31, 2023, and May 31, 2024.

Balance Sheet Classifications - As of May 31, 2023

Right to Use Assets	$ 46,537	
Operating Lease Liability - Current Portion		$ 29,109
Operating Lease Liability -Net of Current Portion		$ 17,427

Profit and Loss - As od May 31, 2024

Lease Expense & interest	$ 29,109	
Rent Expenses		$ 29,109

Balance Sheet Classifications - As of May 31, 2024

Right to Use Assets	$ 17,427	
Operating Lease Liability - Current Portion		$ 17,427

3.99% is used as a risk-free discounted rate to determine the present value of the lease.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets, and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Details of Certain Assets and Liabilities

Accounts payable consist primarily of trade payables.

Property and Equipment

The useful lives of property and equipment are as follows

Useful life of the Assets	Years
Furniture and Equipment	7
Computer Hardware	7
Office Equipment	5

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of May 31, 2024, the company was not aware of any pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Subsequent Event

The Company has evaluated subsequent events for the period from May 31, through November 14, 2024, which is the date the financial statements were available to be issued

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF EXPERFY

AI Co-Pilot Platform for the Future of Work

Experfy is an AI-driven SaaS platform that enables enterprises to build custom communities of elite talent; founded in Harvard Innovation Lab; working with Deloitte; and recognized by Gartner as a Cool Vendor in AI.

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Experfy
AI Co-Pilot Platform for the Future of Work
A new way to pipeline and hire quality talent, with unprecedented speed and efficiency

$318,494.24 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION >

Get Equity
$4.51 Per Share

RAISED ⓘ $318,494.24	INVESTORS 43
MIN INVEST ⓘ $396.88	VALUATION $49.91M

REASONS TO INVEST



With $9.4M in 2023 revenue and major clients like Deloitte, Experfy targets the $894B global talent market, a traditionally slow-to-innovate sector. Deloitte is under agreement to re-sell Experfy's platform, boosting our market reach.

 Experfy offers clients a SaaS platform powered by a talent marketplace with access to 550M profiles, allowing companies to build custom talent communities, while cross-selling to government and enterprise clients.

 Incubated in Harvard Innovation Labs and a Gartner Cool Vendor, our stellar team, including advisors like Peter Diamandis, has earned accolades from Forbes and WSJ. We believe the HR tech field is ripe for disruption; it saw $12B+ in 2021 investments, tripling from 2020.

TEAM



Sarabjot Kaur • Co-Founder, Co-CEO, Director

Sarabjot propels Experfy's overall growth strategy and product vision. As a former CEO of a Boston agency, she managed clients like Harvard University and EMC. Sarabjot has held strategic roles at Citigroup, State Street and Fidelity, where she helped build the industry's first web-based wealth management platform. She holds an MS in Applied Sciences from HAU, India and digital marketing training from Rhode Island School of Design.

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Dr. Harpreet Singh • Co-Founder, Co-CEO, Director

Dr. Harpreet Singh, a Harvard-trained PhD, is a renowned thought leader who frequently speaks at prestigious events hosted by Forbes, Harvard, and MIT. He hosts the Future of Work Pioneers podcast, featuring notable guests like Mark Cuban and Arianna Huffington. Starting his career on Wall Street, Dr. Singh has been at the forefront of AI innovation since 2014. Harpreet will be providing Form C sign-off as the Company's Principal Accounting Officer.

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Mika Holman • Director and Head of Operations

Mika Holman leads the operations and clients relationships at Experfy, ensuring compliance as well as robust pipelining of talent, leading to the growth of Experfy's talent community. In the past she has performed similar functions for Robert Half.

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THE PITCH

Revolutionizing Talent Acquisition with AI-Driven Solutions



Designed for the Future of Work
Experfy Talent Acquisition Platform




Experfy, incubated in the Harvard Innovation Labs, is at the forefront of transforming how organizations hire and manage top talent. Our AI-powered SaaS platform integrates cutting-edge technology with human expertise to create TalentClouds—curated communities of highly vetted professionals tailored to specific skills, roles, and industries. With $9.44M in revenue last year, we believe we have demonstrated our market impact and commitment to shaping the future of work.

Experfy's SaaS platform and talent marketplace transform talent acquisition by combining AI with Human Intelligence (AI + HI). The platform features Talent Stream, an AI-powered CRM suite for sourcing, vetting, and engaging top talent. Talent Recruit, a modern ATS, automates the recruitment process, streamlining candidate management. The Analytics Suite offers a comprehensive dashboard for monitoring key performance indicators in talent acquisition. With a database of hundreds of millions of profiles, Experfy helps companies build direct sourcing programs and custom talent communities. Our SaaS platform ensures precise candidate matching and effective talent management, empowering organizations to excel in a competitive job market.

Experfy Clients



THE PROBLEM & OUR SOLUTION

Turning the World of Work On Its Head

The talent acquisition landscape is outdated. Despite numerous platforms digitizing hiring processes, they fall short in addressing the modern complexities of recruitment. Each year, 250 million people globally change jobs[1], and employers struggle to fill 75% of roles[2]. Bad hires can cost up to 30% of the first-year salary. The reasons are clear: rapid tech advances require evolving skill sets that recruiters lack the specialized expertise to evaluate, compounded by limited experience in procuring talent for on-demand, project-based engagements.

Experfy is an AI-powered SaaS platform designed to revolutionize talent acquisition and management. It comprises three core elements—Talent Stream, Talent Recruit, and Analytics Suite—each tailored to streamline and enhance different aspects of the pipelining, recruitment, and workforce management processes. By combining AI with human intelligence, Experfy enables organizations to source, vet, hire, and manage talent more effectively, driving innovation and success in the evolving future of work.



Analytics Suite

Talent Stream

- DIRECT SOURCING
- ANALYTICS SUITE
- TALENTCLOUD CAREER PORTAL
- ATS SUITE
- STRUCTURED ASSESSEMENTS AND INTERVIEWS
- AUTOMATED SCORECARDS FROM TAXONOMY

Talent Recruit

Artificial Intelligence




+

Human Intelligence

Talent Pipeline

Application Pipeline



Talent Stream is Experfy's AI-powered Candidate Relationship Management (CRM) suite that focuses on sourcing, vetting, and engaging top talent. It allows organizations to:

- **Source the Best**: Use advanced AI-powered sourcing to find both active and passive candidates from diverse talent sources.
- **Vet and Pipeline**: Combine SME vetting and AI matching to build strong candidate pipelines. Our process integrates AI with human insights, using historical performance data and expert feedback for precise talent sourcing.
- **Showcase Your Brand**: From CareerPortal to TalentCloud landing pages, your brand is prominently featured at every touchpoint, attracting top candidates. Set acceptance criteria and organize candidates into workflow-defined stages for effective nurturing and engagement.
- **Engage and Manage Talent**: Allow experts to manage their profiles, opportunities, and availability through our intuitive Expert Portal. Broadcast jobs to pre-vetted candidates in your TalentCloud, reducing time to hire.

Talent Recruit is Experfy's modern Applicant Tracking System (ATS) designed to automate and streamline the recruitment process. Key features include:

- **Automated Recruitment**: Manage, track, and streamline candidate applications with a sophisticated workflow engine that allows highly tailored automated processes.
- **Advanced Functionalities**: Utilize a robust library of templates and custom fields that save time and foster trust through your company's personalized communication style and content.
- **Unique Scorecard Technology**: Create and quickly generate scorecards from your skill taxonomy for precise candidate evaluations.
- **Collaboration Tools**: Hiring teams can collaborate to swiftly find qualified candidates, share and review profiles individually or in rosters, check availability, and make informed decisions, all from the client activity dashboard.
- **Work Room**: Once hired, use the Work Room to oversee project progress, track timesheets, milestones, billing, contract documents, and provide feedback.

Analytics Suite provides a comprehensive dashboard to monitor and analyze key performance indicators (KPIs) related to talent acquisition and management. It offers:

- **Real-Time Tracking**: Monitor pivotal KPIs linked to the health and performance of TalentClouds.
- **Advanced Insights**: Gain valuable insights for executive briefings and data-driven decision-making.
- **Performance Measurement**: Track and measure the success of recruitment strategies, ensuring continuous improvement and optimization.

THE MARKET & OUR TRACTION

Bridging High-Tech Talent and SaaS Solutions for a $894 Billion Market



Talent Acquisition is a Critical Priority

17% — Only 17% of companies describe the talent acquisition function as advanced or world-class.

22% — of US workforce will be hired to work remotely indicating a trend towards work flexibility

25% — Companies employing AI-powered tools have seen 25% decrease in time to Hire

45% — Companies describe their talent acquisition function as chaotic, non existent or just in time and reactive.

72% — HR Leaders believe that Talent Acquisition is among their top 5 priorities

81% — of recruiters plan to boost their investment in online recruiting tools

Source

Experfy targets a dual market with high potential: large enterprises and governments seeking high-tech talent, and Fortune 500 companies needing advanced SaaS for talent management. The global HR & Recruitment market is valued at $893.9 billion, and expected to grow to $1.1 trillion by 2029[3]. The global tech recruitment market stands at 148 billion and is expected to grow to 310 billion by 2031[4]. The Online Recruitment Platform market is valued at $47.8 billion and is expected to grow to 102 billion by 2030[5], highlighting the importance of this sector for Experfy and its investors.



Global HR & Recruitment Services

MARKET PROJECTION

CAGR

3.8%

893.9 B

2024

1.1 T

2029

With a $1.5 million seed round led by Peter Diamandis and a $20 million platform deal with Deloitte, Experfy's traction is palpable. In the last fiscal year, our revenue reached $9.44 million, supported by major clients like the Deloitte, Commonwealth of Massachusetts and Mayo Clinic. We believe that the upcoming launch of our third-generation SaaS platform signifies our market readiness and ability to keep our finger on the pulse.



PROVEN MODEL
Deloitte & Beyond

$1.5 million Seed Round
Led by Peter Diamandis

$20 Million Platform Deal
Captured from Deloitte

550 Million Profiles
For candidates in our extensive database

$9.44 Million in Revenue
In FY ending 2023 with major clients like Deloitte, Mayo Clinic and the Commonwealth of Massachusetts

Our 'Future Work Pioneers' podcast brings in big thinkers like Mark Cuban and Ariana Huffington, adding depth and reach to our global conversation. Praised by Forbes and TechCrunch, we've built an extensive database of **hundreds of millions of candidate profiles** and are elated to contribute to the new age of hiring talent on such a large scale.

Don't Take Our Word for it!

> **"**
> Macy's is thrilled with the outcome of the packaging optimization project. The expertise brought by the professional in algorithms and optimization has transformed our fulfillment process, resulting in significant cost savings and improved customer satisfaction.
>
> CLIENT: PRAVEEN S., ANALYTICS LEADER, **MACY'S**

> **"**
> "We are excited to have preferred pole-position access to Experfy's powerful pool of freelance talent, which will help us deliver critical solutions and services to our clients even more effectively.
>
> CLIENT: NITIN MITTAL, PRINCIPAL, **DELOITTE CONSULTING LLP,** AND U.S. ANALYTICS AND COGNITIVE OFFERING LEADER

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

WHY INVEST

Invest in Us and Help Shape The Future of Work



Experfy's transformative journey into the future of work has been championed by industry leaders and esteemed by many media outlets. By joining our community, you're becoming part of a movement set to revolutionize hiring across the globe.

Ready to invest in innovation and efficiency? Join Experfy today and be a pioneer in the future of work.

Featured in

  

  

  

ABOUT

HEADQUARTERS
1700 West Park Drive Suite 190
Westborough, MA 01581

WEBSITE
View Site ↗

Experfy is an AI-driven SaaS platform that enables enterprises to build custom communities of elite talent; founded in Harvard Innovation Lab; working with Deloitte; and recognized by Gartner as a Cool Vendor in AI.

TERMS
Experfy

Overview

PRICE PER SHARE
$4.51

VALUATION
$49.91M

DEADLINE ⓘ
Dec. 10, 2024 at 7:59 AM UTC

FUNDING GOAL ⓘ
$15k - $5M

Breakdown

MIN INVESTMENT ⓘ
$396.88

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$4,999,997.97

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
3,325

MAX NUMBER OF SHARES OFFERED
1,108,647

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Circular	→
Offering Memorandum	→
Financials	⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,006,372	$951,788
Cash & Cash Equivalents	$471,085	$877,165
Accounts Receivable	$508,783	$14,473
Short-Term Debt	$34,223	$304,971
Long-Term Debt	$0	$1,944,093

Revenue & Sales	$9,328,907	$9,436,286
Costs of Goods Sold	$6,153,544	$8,416,856
Taxes Paid	$0	$0
Net Income	$2,216,271	-$1,409,663

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

As you are a Previous Investor in Experfy, you are eligible for 5% bonus shares.

Time-Based Perks

Early Bird 1 — Invest $1,000+ within the first 2 weeks and receive 8% bonus shares.

Early Bird 2 — Invest $5,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 3 — Invest $15,000+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 4 — Invest $50,000+ within the first 2 weeks and receive 20% bonus shares.

Flash Perk — Invest $5,000+ between Day 35 and Day 40 and receive 10% bonus shares.

Blitz Perk — Invest $5,000+ between Day 60 and Day 65 and receive 10% bonus shares.

Amount-Based Perks

Tier 1 — Invest $5,000+ and receive 5% bonus shares.

Tier 2 — Invest $10,000+ and receive 8% bonus shares.

Tier 3 — Invest $20,000+ and receive 10% bonus shares.

Tier 4 — Invest $50,000+ and receive 15% bonus shares.

Tier 5 — Invest $100,000+ and receive 20% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>**The 10% StartEngine Venture Club Bonus**</u>

Experfy, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.51 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $451. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

PRESS

Mashable

8 tips on starting a business from an entrepreneur who overcame the status quo

View Article

HuffPost

Are You a Data-Driven Entrepreneur?

View Article

Forbes

Harvard-Backed Startup Experfy Launches To Match Top Data Talent With Thousands In Freelance Cash

View Article

The Wall Street Journal

Experfy Secures Seed Round to Scale Data Scientist Marketplace

View Article

TechCrunch

Harvard-Backed Experfy Wants To Create A McKinsey In The Cloud For Big Data Talent

View Article

ALL UPDATES

11.13.24

Experfy Secures Prestigious Florida Contract

Expanding Horizons with AI Talent: Experfy Adds Florida to Its Growing Network of Statewide IT Partners, Aiming for Nationwide Presence

Experfy, a leading provider of AI-powered talent solutions, is thrilled to announce its selection by the State of Florida's Department of Management Services to provide high-end talent. Experfy, is proud to add Florida to its growing roster of states for which it serves as an approved vendor. This new contract award builds on Experfy's existing relationships in states like Massachusetts, New Mexico, Connecticut, the Commonwealth of Virginia, Georgia, Washington, D.C., Idaho, and Iowa. With this latest contract, Experfy is advancing its mission to become a trusted vendor across all U.S. states, supporting critical IT initiatives with industry-leading expertise.

Under this multi-year agreement, Experfy will provide comprehensive staffing solutions to assist Florida's state agencies with specialized IT skills, addressing both routine and mission-critical technology needs. With hundreds of vendor partners across diverse IT roles on the Experfy platform, this contract allows Experfy to support Florida's strategic IT objectives, including innovative workforce augmentation and cutting-edge technology adoption.

10.08.24

Harvard-Incubated Experfy Crosses $300K in Funding

We've hit a major milestone with $300K raised—and now is the perfect time to join us on this journey.

We're thrilled to announce that Experfy has crossed the $300K mark in our equity crowdfunding campaign on StartEngine! This is a huge milestone, and it's thanks to the incredible support from our community of forward-thinking investors.

If you've been on the sidelines, now is the perfect time to get involved. With Deloitte's backing and its recommender system algorithms, Experfy is set to revolutionize the future of work—and you can be part of that success.

Don't miss your chance to invest in a company that's revolutionizing pipelining of talent with AI.

10.03.24

Exciting News: We've Raised $235K!

Revolutionizing Recruitment with AI: Join Us in Transforming the Future of Talent Acquisition

We're thrilled to announce that we've **raised $234,509** in our equity crowdfunding campaign on StartEngine! A huge thank you to all of our investors who have joined us so far.

This is just the beginning, and we invite you to join us on this journey as we revolutionize the recruiting industry with our **AI-powered platform**. The recruitment space is ripe for disruption, and Experfy's **AI Co-Pilot for Recruiting** is designed to transform how companies build talent pipelines, making the process faster, smarter, and more efficient.

Be part of the future of recruiting and help us drive innovation in an industry that's ready for a major shift!

Invest now and own a stake in Experfy!

09.30.24

$185K Raised: Why Fortune 500s Trust Experfy

Major brands like Macy's and Deloitte rely on Experfy's AI-powered talent platform to drive their success. Now, you can invest in the future of work.

We're excited to share that Experfy has crossed $185K in funding on our StartEngine campaign! The momentum is building, and we're thrilled to see so many of you join us on this exciting journey.

But don't just take our word for it—Fortune 500 companies like Macy's and Deloitte rely on Experfy's platform to solve complex talent challenges and drive their businesses forward. Here's why they trust Experfy:

Don't Take Our Word for it!

> **"**
>
> Macy's is thrilled with the outcome of the packaging optimization project. The expertise brought by the professional in algorithms and optimization has transformed our fulfillment process, resulting in significant cost savings and improved customer satisfaction.
>
> CLIENT: PRAVEEN S., ANALYTICS LEADER, **MACY'S**

> **"**
>
> "We are excited to have preferred pole-position access to Experfy's powerful pool of freelance talent, which will help us deliver critical solutions and services to our clients even more effectively.
>
> CLIENT: NITIN MITTAL, PRINCIPAL, **DELOITTE CONSULTING LLP,** AND U.S. ANALYTICS AND COGNITIVE OFFERING LEADER

Now is your chance to invest in a company trusted by industry giants. As our equity crowdfunding campaign continues to gain momentum, you can become part of Experfy's future and share in its growth.

Join the campaign today and invest in the future of work: [Experfy Crowdfunding Campaign](#).

We're incredibly grateful for your support as we continue to revolutionize talent acquisition with AI solutions and talent.

09.27.24

Launch of Experfy's AI Co-Pilot for Recruiting



Experfy's AI TalentCloud Platform is Now Live: Insights from Mark Cuban

Experfy has officially launched its **AI Co-Pilot for Recruiting**, a platform designed to help enterprises build TalentClouds—curated, pre-vetted pools of elite talent for hard-to-fill roles in AI and other disciplines.

As **Mark Cuban** mentioned during his appearance on **Experfy's Future of Work Pioneers Podcast**, current recruiting platforms are simply digitizing outdated hiring models. Mark emphasized how the pandemic has opened the door to **reimagining the workforce** and creating agile solutions for the future of work. He highlighted how AI and robotics are reshaping industries, but small and mid-sized companies struggle to access the expertise they need.

This is exactly why **Experfy** built its TalentCloud framework—to provide enterprises, large and small, with the tools they need to identify and hire the very best talent. Backed by Deloitte and already leveraged for major companies, this platform is designed to democratize access to AI talent and offer a scalable solution that any organization can customize to fit their own needs.

As **Mark Cuban** pointed out during the podcast:**"For a lot of smaller to mid-sized businesses, great AI would truly benefit them, but bad AI could kill them."** Experfy's platform solves this challenge by providing pre-vetted AI talent that companies can trust, ensuring they're getting the right expertise for their needs.

With this launch, we're on a mission to transform the way companies source talent, and we'd love for you to be part of it. Join our [CrowdFunding campaign](#)!

09.19.24

Experfy Secures ITS75 ContractPioneering AI

Dear Prospective Investors. Our team wanted to share some big news that is in the press release below. This is a great time to invest in Experfy!

Experfy Secures ITS75 ContractPioneering AI and Emerging Technologies for State Governments to Drive Innovation and Efficiency

September 18, 2024 09:00 AM Eastern Daylight Time

BOSTON, Mass.--Experfy, a leader in artificial intelligence (AI) and emerging technologies, has been awarded the prestigious ITS75 Multi-State Software and Services contract, enabling the company to offer its advanced technology solutions to state and local governments across five Northeastern states. This significant achievement allows Experfy to support a wide range of governmental functions, from public sector innovation to enhancing digital infrastructure, in a region encompassing over 10 million residents.

The ITS75 contract streamlines the procurement process for government entities in Massachusetts, Connecticut, Maine, Rhode Island, and Vermont, facilitating quicker adoption of cutting-edge AI and emerging technology solutions. This contract positions Experfy to accelerate the digital transformation efforts of state governments, helping them leverage AI to enhance services, improve decision-making, and increase operational efficiency.

"The ITS75 contract is a strategic milestone for Experfy, as it paves the way for us to collaborate with state governments and apply our AI expertise to solve complex challenges," said Sarabjot Kaur, Co-CEO of Experfy. "We are excited to bring our innovative solutions to the forefront, enabling public sector organizations to modernize their systems, optimize processes, and ultimately serve their communities more effectively."

Experfy's suite of AI-driven services, including predictive analytics, machine learning, and process automation, is designed to address critical issues facing governments today. By leveraging these technologies, state governments can improve public services ranging from healthcare and transportation to emergency response and public safety.

As a trusted partner for government agencies, Experfy's ITS75 contract status eliminates the need for additional due diligence in the procurement process. This simplifies and accelerates the implementation of high-impact solutions, allowing government agencies to benefit from AI and emerging technologies in a timely manner.

Experfy looks forward to forging partnerships with state governments in the Northeast, providing tailored technology solutions that drive tangible outcomes. The company anticipates announcing key service contracts with these states soon, further cementing its role as a catalyst for public sector innovation.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10%   **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!



Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$5,000

Tier 1

Invest $5,000+ and receive 5% bonus shares.

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$10,000

Tier 2

Invest $10,000+ and receive 8% bonus shares.

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$20,000

Tier 3

Invest $20,000+ and receive 10% bonus shares.

$50,000

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Invest $50,000+ and receive 15% bonus shares.

$100,000

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Invest $100,000+ and receive 20% bonus shares.

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JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Yosef Hertz
6 days ago

Hi what is your YTD revenue? If you can break it down
by quarter or month that would be helpful (I know the
company has a strategic shift, is revenue picking up
later in the year?).
Who are your strategic investors and what was the most
recent investment and at what valuation?
Why are you crowdfunding? Are strategic or
institutional investors simply passing today?
It seems exciting but the above would help me decided
on investing.
Thank you
Show less

 0    0

Earl Stewart
2 months ago

How do you differ in the medical/health space from companies like The Expert Institute and Juris Medicus? Do you match physicians with expert work or with research opportunities? I'm having trouble understanding what you mean by "work from home projects." Thank you.

Show less

 1    0

Harpreet Singh
2 months ago

Clients can post opportunities—whether remote, onsite, full-time, or project-based—on the Experfy platform, and we match them with highly qualified experts in the required domain. Our experts come from both the Experfy community and curated, pre-vetted professionals within our TalentClouds. In this way, our platform operates similarly to the companies you mentioned.

However, what sets us apart is that our SaaS solution allows you to create your own marketplace, with the ability to build your own TalentClouds, enabling you to attract and curate a specialized community of professionals—whether they are lawyers, doctors, nurses, or experts in other fields—who can respond to your job postings. This SaaS solution comes with an applicant tracking system and a candidate relationship management system, making it easy to manage and engage with potential hires. Our platform is designed to accommodate both remote and onsite roles, depending on the client's preferences, offering flexibility in managing various types of work.

Show less

 0

Parker Gresh
2 months ago

Was going over your financials why the slow down this year as opposed to last year?
Show less

 3    0

Harpreet Singh

2 months ago

Thank you for your investment. We made a strategic shift to focus on developing and scaling our SaaS offerings, which has led to a short-term impact on revenue as we prioritize long-term growth and profitability. By transitioning to this model, we've significantly reduced operational costs, and we expect this will create a more sustainable revenue stream with higher margins over time. This decision was necessary to build a leaner, more scalable business, positioning us for stronger financial performance in the future.

Show less

 0

View 2 more replies

Parker Gresh

2 months ago

Just invested $2500. With I could do more, thank you for the opportunity and Godspeed!

Show less

 0    0

Show More Comments

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Each year, roughly 50 million people in the US and a staggering 250 million globally, change jobs.

Every opening involves searching, assessments, interviews, hiring, and onboarding.

Despite numerous platforms aimed at these processes, 75% of employers report difficulty filling roles. Even worse, one bad hire can cost 30% of the first-year salary, and filling roles can take months.

Why is this happening?

Simply put, the job market has evolved but most recruitment platforms have merely digitized an old and obsolete model for hiring. Rapid technological advances means jobs demand skill sets that are continually in flux. Workplaces are now no longer confined to one location, and many workers operate outside the traditional employee framework. In this changing talent landscape, a revolutionary new approach to talent acquisition and management is needed - and that is exactly what Experfy delivers.

Incubated in the Harvard Innovation Lab, Experfy has been a go-to talent marketplace for top companies looking for vetted AI and emerging tech talent. We started with a foundational principle; it's not about having millions of candidates - what truly matters is being able to hire the right people precisely when you need them, without friction and without delays.

In 2019, Experfy collaborated with Deloitte to develop a new kind of talent acquisition platform - the Future of Work. Bringing together our established marketplace concepts with innovative tools and features, the Future of Work platform elevates recruiting by helping companies to:

- Source the best candidates using AI-Powered Sourcing.

-Vet, Pipeline, and Engage candidates via an AI powered Candidate Relationship Management suite called Talent Stream.

-Track and Hire with a modern ATS Suite called Talent Recruit

-and Measure Success through an advanced Analytics Suite.

Everything starts with a skill mapping exercise to identify your company's talent needs. These insights help define your TalentClouds - curated communities of elite professionals designed for specific skills, roles, and industries.

Experfy's TalentClouds go beyond traditional talent pools; candidates are admitted only after rigorous vetting; ensuring candidates are a proven asset, with the required skills for success. HR managers can move candidates across vetting stages based on a custom workflow. When an opening arises, hiring managers can swiftly find qualified candidates for any role by one-click postings to multiple job boards, Experfy's marketplace, and directly broadcasting to TalentCloud members that are already vetted - dramatically reducing hiring time. The platform's AI matching engine utilizes a sophisticated taxonomy, accessing candidates across multiple dimensions including functional skills, behavioral skills, and industry experience. Matching is further enhanced by combining Artificial Intelligence with Human Intelligence through a unique Scorecard technology.

Scorecards are available to rate candidate skills and background during interviews. This flexible solution allows you to craft custom scorecards from scratch or quickly generate taxonomy-based scorecards automatically tailored to your company's specific needs. The entire recruitment process is automated by our ATS suite, allowing hiring teams to manage, track, and streamline candidate applications with greater efficiency and collaboration. So you aren't just filling roles but actively elevating the performance of your teams, our analytics suite lets you monitor recruitment and pipelining KPIs, along with the health of your TalentClouds.

The future of work requires that understanding and building your external workforce should be as seamless as managing your employees! Join us in shaping the future of workforce innovation!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXPERFY, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Experfy, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "*General Corporation Law*"), does hereby certify as follows.

1.   The name of this corporation is Experfy, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on April 20, 2010 under the name Academic Room, Inc.

2.   The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3.   Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 24th day of February, 2015.

By: _Harpreet Singh_

Harpreet Singh, President

EXPERFY, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Experfy, Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, Delaware, 19801, County of New Castle, and the name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III: DEFINITIONS.

As used in this Amended and Restated Certificate (this "Restated Certificate"), the following terms have the meanings set forth below:

"***Original Issue Price***" means $0.70 per share for the Series Seed Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 20,000,000, consisting of (a) 17,857,143 shares of Common Stock, $0.001 per share and (b) 2,142,857 shares of Preferred Stock, $0.001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***".

A.   COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2.   Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1.   Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the

Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1   Definition.   Each of the following events is a "**Deemed Liquidation Event**" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; _provided_ that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2   Amount Deemed Paid or Distributed.   The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity.   The value of such property, rights or securities shall be determined in good faith by the Board.

2. **Voting.**

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 Election of Directors. Directors are elected by the affirmative vote of a majority of the Preferred Stock and the Common Stock, voting together as a single class on an as-converted basis. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 Preferred Stock Protective Provision. At any time when any shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class, alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock.

3. **Conversion.** The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of

Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2   Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3   Mechanics of Conversion.

3.3.1   Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "*Contingency Event*"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "*Conversion Time*"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such

conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock

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outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 **Adjustment for Certain Dividends and Distributions.** If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and there-after such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 **Adjustments for Other Dividends and Distributions.** If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 **Adjustment for Reclassification, Exchange and Substitution.** If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or

3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 <u>Adjustment for Merger or Consolidation</u>. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 <u>Certificate as to Adjustments</u>. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 <u>Mandatory Conversion</u>. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent,the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares.** Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred.

Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver.** Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date.** In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

B4353612.3

ARTICLE VII: BYLAW PROVISIONS.

A.   AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "*Bylaws*"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B.   NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE VIII: DIRECTOR LIABILITY.

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VIII by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article VIII will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE IX: CORPORATE OPPORTUNITIES.

B4353612.3

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

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